UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month of March, 2022

Commission File Number 1-15106

PETRÓLEO BRASILEIRO S.A. – PETROBRAS

(Exact name of registrant as specified in its charter)

Brazilian Petroleum Corporation – PETROBRAS

(Translation of Registrant's name into English)

Avenida República do Chile, 65
20031-912 – Rio de Janeiro, RJ
Federative Republic of Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No___X____

Petrobras on candidate nominated by minority shareholders for the Board of Directors

—

Rio de Janeiro, March 29, 2022 - Petróleo Brasileiro S.A. - Petrobras, in accordance with the terms of the Ofício-Circular/Anual-2022-CVM/SEP, informs that it has received the nomination of a candidate to the Board of Directors for the separate election of minority common shareholders, which will take place at the Annual General Meeting to be held on April 13, 2022.

Shareholders have nominated the following candidate:

Candidate Name	Position
Francisco Petros Oliveira Lima Papathanasiadis	Board of Directors member nominated by minority common shareholders for separate election

Below is the resume of the nominated candidate:

Francisco Petros Oliveira Lima Papathanasiadis. Mr. Francisco Petros is an economist and lawyer, specialized in corporate law, corporate governance, compliance and forensic investigations. He also holds a degree in economics from Pontifícia Universidade Católica de São Paulo and a post-graduate degree in finance (MBA) from Instituto Brasileiro do Mercado de Capitais. In recent years he has worked in complex cases of restructuring of corporate areas, compliance and corporate integrity, investigations, closing of leniency agreements with national and international authorities. He has worked for 25 years in the capital markets area, with solid knowledge of corporate finance, company valuation and investments. He was president of ABAMEC- SP, which gathers the investment analysts of the Brazilian capital market. He was President of the Council for Supervision of Capital Market Analysts, established by CVM - Comissão de Valores Mobiliários. He was a member of the board of directors of Brazilian companies, having participated in the restructuring of corporate governance and strategic decision-making of large companies, including Petrobras. On these boards he was a member of the statutory audit, finance, people and strategy committees. At BRF he was a member of the Board of Directors from April 2017 to April 2020. At Petrobras he was an alternate member of the Board of Directors, from July 2015 to April 2016, and a member of the Board of Directors, from May 2016 to January 2019; member of the Statutory Audit Committee, from March to May 2016 and from May 2018 to January 2019; Chairman and member of the Nominating, Compensation and Succession Committee, from July 2015 to January 2019; member of the Minorities Committee, from May 2018 to January 2019; member of the Communications and Social Responsibility Committee, from November 2015 to January 2019; member of the Finance Committee, from June 2016 to May 2018; and member of the Board of Directors Committee for Exploration and Production Affairs, from May 2017 to January 2019. (resumé received by Petrobras)

www.petrobras.com.br/ir

For more information:

PETRÓLEO BRASILEIRO S.A. – PETROBRAS | Investors Relations

email: petroinvest@petrobras.com.br/acionistas@petrobras.com.br

Av. Henrique Valladares 28 – 19º andar – 20031-030 – Rio de Janeiro, RJ.

Tel.: 55 (21) 3224-1510/9947 | 0800-282-1540

This document may contain forecasts within the meaning of Section 27A of the Securities Act of 1933, as amended (Securities Act), and Section 21E of the Securities Trading Act of 1934, as amended (Trading Act) that reflect the expectations of the Company's officers. The terms: "anticipates", "believes", "expects", "predicts", "intends", "plans", "projects", "aims", "should," and similar terms, aim to identify such forecasts, which evidently involve risks or uncertainties, predicted or not by the Company. Therefore, future results of the Company's operations may differ from current expectations, and the reader should not rely solely on the information included herein.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: March 29, 2022

PETRÓLEO BRASILEIRO S.A–PETROBRAS

By: /s/ Rodrigo Araujo Alves

______________________________

Rodrigo Araujo Alves

Chief Financial Officer and Investor Relations Officer